SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated April 4, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: April 6, 2011

Exhibit 99.1

iSoftStone Estimates Year 2011 Revenue Effects from Japanese Disasters and Reconfirms Previous Guidance

BEIJING, China, April 4, 2011 (/PRNewswire-FirstCall/) — iSoftStone Holdings Limited (“iSoftStone,” NYSE: ISS), a leading China-based IT services provider, today announced estimated effects on its revenues from the March 11, 2011 earthquake, tsunami, and damaged nuclear power plants in Japan. iSoftStone reconfirmed its previous guidance.

Mr. Tianwen Liu, Chairman and CEO of iSoftStone, said, “Our estimated revenue from clients headquartered in Japan represents approximately 10% of our estimated 2011 total revenues. After studying the likely effects on iSoftStone from the currently known consequences of the disasters in Japan, we have determined that 2011 total revenues are likely to be reduced by less than 1% as a result of the disasters. We anticipate that the reduction would likely be absorbed by business growth from China and U.S. We are reconfirming our previous guidance for the first quarter 2011 and the year 2011.

“There are two broad reasons why the estimated reductions are relatively small. First, about 80% of the delivery work we do for companies headquartered in Japan (many of which serve global markets) is performed in China, with the balance done onsite in Japan. Therefore, we have a relatively small team in Japan, with about half of our employees located in Osaka in west Japan, and half in Tokyo. At this moment, it appears there is relatively low risk for our employees and operating locations in Japan.

“Secondly, we have received increased orders from certain technology and manufacturing customers in Japan for work to be performed in China, which is expected to partly offset the slowing in customer orders we have already seen from Japan-based clients in the financial services sector, especially at insurance companies. In some cases, the work had already been put on hold by certain customers.

“Therefore, the effect on our total revenues in first quarter 2011 is estimated to be minimal. An important unknown are the effects that the difficult problems at the damaged nuclear power plants could have in Japan. Today, those risks cannot be estimated with precision, and our customers are still assessing their outlook and possible changes in their strategies for the rest of 2011. Assuming that the situation in Japan has stabilized and does not worsen, the negative effect from currently known and unknown consequences on iSoftStone’s overall operations in 2011 is estimated to be limited.”

“As a global IT services provider headquartered in China, we have many links with Japan, both human and business. We extend to every citizen of Japan and everyone directly and indirectly affected by the consequences of the natural disasters our heartfelt sympathy, thoughts, and hopes for the future as the country continues the long and difficult process of recovery. Our hearts, minds, and support continue to be with you.”

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include the estimated impact of the events in Japan on our first quarter and full year 2011 revenues and earnings guidance and our ability to grow our revenues in China and the U.S. to offset the adverse revenue impact of these events.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Events and circumstances in Japan could destabilize rapidly and adversely impact our Japanese customers and their operations and business plans and, in turn, adversely impact our business and operating results and possibly the global economy. Also, we may not successfully grow our revenue to offset the economic impact to us of events in Japan, In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 15 of Form 424(b) that we filed with the U.S. Securities and Exchange Commission on December 14, 2010, which can be found on our website at www.isoftstone.com or at www.sec.gov.

All projections (including our 2011 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this news release, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone was certified CMMI Level 5 in 2006 and is certified ISO 9001 and ISO 27001.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

Mobile: +86 139 1141 3520

tmyers@christensenir.com

Ms. Kathy Li

Telephone: +1 480 614 3036

kli@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com